Stephen A. Van Oss Senior Vice President and Chief Financial and Administrative Officer Phone: (412) 454-2271 Fax: (412) 454-2477 E-mail: svanoss@wesco.com
SUBMITTED VIA EDGAR
SENT VIA FIRST-CLASS MAIL
September 28, 2007
Perry J. Hindin, Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, DC 20549-6010
RE:	WESCO International, Inc. Definitive 14A Filed April 18, 2007 File No. 001-14989
Dear Mr. Hindin:
This letter sets forth the responses of WESCO International, Inc. (“WESCO” or the “Company”) to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated August 21, 2007, with respect to WESCO’s 2007 Definitive 14A Proxy Statement. These responses have been prepared in accordance with your discussions with Marcy Smorey-Giger, Corporate Counsel and Secretary, and Timothy Hibbard, Corporate Controller, on or about August 23, 2007.
This response is submitted timely in accordance with the ten-day extension, until October 1, 2007, granted by you to WESCO via a telephone conversation with Ms. Smorey-Giger on September 18, 2007, and as confirmed via written correspondence dated September 18, 2007.
TRANSACTIONS WITH RELATED PERSONS — PAGE 14
Comment No. 1:
Please include a statement of whether or not your policies for review, approval, or ratification of related persons transactions is in writing and, if not, how such policies are evidenced. Refer to Item 404 of Regulation S-K.
Response:
WESCO has written policies for review, approval or ratification of related persons transactions and will include a statement as such in our 2008 Proxy Statement.
WESCO Distribution, Inc. / Suite 700 / 225 W. Station Square Drive / Pittsburgh, PA 15219-1122

Perry J. Hindin
September 28, 2007

COMPENSATION DISCUSSION AND ANALYSIS — PAGE 15
Comment No. 2:
We note your disclosure regarding the compensation consultant’s recommended peer group as well as the second group of companies monitored by you and the board of directors. Disclose whether the compensation committee assigns a greater weight to one group over the other in its consideration of compensation and benefit levels and incentive plan designs. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group.
Response:
For 2006, WESCO’s Compensation Committee assigned a greater weight to our consultant’s peer group and a statement to that effect will be included in the Company’s 2008 Proxy Statement, if applicable for 2007 compensation. Different elements of compensation were not benchmarked against different groups.
Comment No. 3:
In connection with your discussion of base salaries and stock based awards, you provide some description of how company performance affects compensation levels, but little discussion of individual performance, even though your disclosure suggests it is a factor in determining compensation. For example, you state that during 2006, the compensation committee recommended an increase in base salary for Messrs. Engel, Van Oss and Mr. Thimjon in accordance with among other factors, individual performances. You also state that with respect to all of the named executive officers other than himself, the chief executive officer makes grant recommendations to the compensation committee based on, among other factors, an individual executive’s performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.
Response:
We will include additional detail and an analysis of how named executive officers’ performance contributed to actual compensation in WESCO’s 2008 Proxy Statement.
ANNUAL CASH INCENTIVE BONUS AWARDS — PAGE 17
Comment No. 4:
Disclose the various performance criteria, financial and operational targets used in awarding the annual cash incentive bonus awards, value acceleration awards and discretionary company contributions to retirement savings discussed on pages 17 and 19 for your 2006 fiscal year. To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a

Perry J. Hindin
September 28, 2007

supplemental basis a detailed explanation for such conclusion. Disclose how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty or ease associated with achieving performance goals are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please provide analysis of the factors considered by the compensation committee prior to the awarding of the annual cash incentive bonus awards, value acceleration awards and discretionary company contributions and not merely rely on statements such as those on page 17 that the awards granted for 2006 “reflect financial and operational achievements, which significantly exceeded targeted performance.”
Response:
WESCO will include disclosure in our 2008 Proxy Statement which describes the performance criteria and related targets used in awarding each of the named executive officer’s awards for the annual cash incentive bonus, value acceleration program (VAP) and discretionary Company contributions to the retirement savings plan. WESCO also will include an analysis of the factors considered prior to making such awards.
Comment No. 5:
You state that the compensation committee has discretion and authority to increase or decrease actual incentive awards given in any year to reflect specific circumstances and performance. Clarify, if true, that this discretion was exercised to increase each named executive officer’s 2006 annual cash incentive bonus above the assigned range for each individual described in the first paragraph of page 17 and quantify the actual award as a percentage basis of base salary. For example, we note that you awarded Mr. Van Oss a cash bonus award of more than 120% of his salary, even though his bonus range was set at 50-100%.
Response:
During 2006, the Compensation Committee did not exercise discretion resulting in an increase in actual annual cash incentive bonus awards. In reference to Mr. Van Oss’ cash incentive bonus award, his award was within the allocated 50-100% range. Mr. Van Oss’ base salary was $495,000 at year-end. The $575,000 bonus described in the summary compensation table includes the $80,000 one-time VAP payment. The actual annual cash incentive award for 2006 was $495,000 or 100% of Mr. Van Oss’ base salary.

Perry J. Hindin
September 28, 2007

Comment No. 6:
You state that cash bonus incentive awards granted for 2006 performance reflect financial and operational achievements, which significantly exceeded targeted performance levels. You also state that the 2006 value acceleration program had a potential maximum incentive payout of $2.8 million of which a payout of $2.2 million was made. In each case, you provide little, if any, analysis as to how actual cash incentive compensation was determined. Discuss in greater detail the various factors considered and how you determined such awards for 2006 and, to the extent known, the targets for 2007. See Item 402(b)(1)(v) of Regulation S-K.
Response:
WESCO will include information in our 2008 Proxy Statement that clarifies the performance criteria and achievement against these criteria which forms the basis for determining cash bonus incentive compensation and the value acceleration program (VAP) awards for the named executive officers.
Comment No. 7:
You state that annual incentives are designed to provide compensation that approximates market median awards for achieving planned performance and to provide increased incentive awards for exceptional performance. Disclose the percentile of market represented by the actual annual incentive compensation paid for your 2006 fiscal year.
Response:
To the extent applicable, WESCO will include in the 2008 Proxy Statement disclosure of the market median/percent represented by the actual annual incentive compensation paid for the named executive officers.
STOCK BASED AWARDS — PAGE 18
Comment No. 8:
Discuss the basis for allocating compensation between time-based and financial performance-based awards. See Item 402(b)(2)(iii) of Regulation S-K.
Response:
WESCO’s most recent grant of financial performance-based awards was made in 2004. Currently, it is the Company’s policy to grant only time-based awards to the named executive officers. WESCO will include a statement in our 2008 Proxy Statement stating the same.

Perry J. Hindin
September 28, 2007

SEVERANCE OR CHANGE IN CONTROL AGREEMENTS — PAGE 20
Comment No. 9:
You state that the definition of “good reason” in Mr. Haley’s employment agreement is modified to include certain additional events. Describe these additional events. You also state that the agreements with Messrs. Haley, Engel and Van Oss contain customary covenants regarding nondisclosure of confidential information and non-competition and non-solicitation restrictions. Disclose the duration of such provisions and if applicable, discuss any provisions regarding waiver of breach of such covenants. See Item 402(j)(4) of Regulation S-K.
Response:
In the Company’s 2008 Proxy Statement, we will include a definition of the “good reason” clause in Mr. Haley’s Employment Agreement and clarify the additional benefits available as a result of a “good reason” termination following a change in control. We will also include information as to the duration of provisions regarding nondisclosure of confidential information, non-competition and non-solicitation restrictions. There are no waiver of breach provisions included in the Employment Agreements with Messrs. Haley, Engel and Van Oss.
SUMMARY COMPENSATION TABLE — PAGE 26
Comment No. 10:
The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. We note the disparity between your chief executive officer’s compensation and that of the other named executive officers. For example, we refer you to the salary, bonus, option awards and other compensation granted to your chief executive officer and the larger potential cash bonus payable to him as compared to the same elements of compensation paid to your other named executive officers. We also note that the table on page 32 appears to indicate that only your chief executive officer is entitled to the payment of prorated annual incentive compensation upon voluntary termination. Please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers.
Response:
Within the Compensation Discussion and Analysis of the 2008 Proxy Statement, WESCO will continue to identify material differences in compensation policies with respect to each named executive officer, particularly the Chief Executive Officer and the rationale for these differences.

Perry J. Hindin
September 28, 2007

ALL OTHER COMPENSATION FOR 2006 — PAGE 26
Comment No. 11:
You state on page 19 that a discretionary company contribution was made in 2006 based on Compensation Committee established performance criteria. Disclose how much of the $179,751 of payments relating to Mr. Haley’s retirement savings plan was attributable to the discretionary company contributions described in footnote 3(b) to this table and what factors the company considered in determining such amount.
Response:
WESCO will include a footnote to the All Other Compensation table in our 2008 Proxy Statement specifying how much of the named executive officers’ total retirement savings plan payments are attributable to the Company’s discretionary retirement savings plan contributions and the related determining factors.
NON-QUALIFIED DEFERRED COMPENSATION — PAGE 27
Comment No. 12:
We note the disclosure in footnote (3), which briefly discusses the method by which investment earnings are calculated and the investment vehicles that are available to participating executives. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure, which requires quantification of interest rates and other earnings measures applicable during the last fiscal year.
Response:
WESCO will include a statement in our 2008 Proxy Statement that quantifies the range of performance and other earnings measures applicable to the deferred compensation investment vehicles that are chosen by the named executive officers during the previous year.
OPTION EXERCISES AND STOCK VESTED — PAGE 31
Comment No. 13:
In the Compensation Discussion and Analysis, please describe the impact on the committee’s decisions regarding Mr. Haley’s compensation in light of the fact that he realized $11,137,500 upon the exercise of stock options in 2006. For example, discuss the impact these realized amounts had or will have on compensation policies or specific awards relating to Mr. Haley, including how these types of gains will be considered in setting future retirement benefits. See Item 402(b)(2)(x) of Regulation S-K. Please provide similar disclosure for Mr. Goodwin.

Perry J. Hindin
September 28, 2007

Response:
In the 2008 Proxy Statement Compensation Discussion and Analysis, WESCO will include a statement as to the impact, if any, on the Compensation Committee’s decisions regarding Mr. Haley’s compensation considering any income associated with the exercise of stock options during the previous year.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (412) 454-2271 or Marcy Smorey-Giger at (412) 454-2222 if you have further questions or need additional information.
Sincerely,
/s/ Stephen A. Van Oss
Stephen A. Van Oss
cc:	Roy W. Haley, Chairman and Chief Executive Officer Timothy A. Hibbard, Corporate Controller Marcy Smorey-Giger, Corporate Counsel and Secretary